Exhibit 99.1

CollPlant Announces Uplisting to the Nasdaq Global Market® and Transition to Trading of Ordinary Shares Instead of ADSs

•	Ordinary shares to trade on Nasdaq Global Market effective June 4, 2021
•	ADSs to be mandatorily cancelled and exchanged into ordinary shares

Rehovot, Israel May 25, 2021, CollPlant (NASDAQ:CLGN), a regenerative and aesthetic medicine company, announced that its ordinary shares have been approved for trading on the Nasdaq Global Market®  under the Company's current ticker symbol “CLGN” and will begin trading at the open of market on June 4, 2021. At such time, the Company’s American Depositary Shares (ADSs) will be mandatorily cancelled and exchanged for ordinary shares at a one-for-one ratio. Shareholders holding their ADSs in book-entry or through a bank, broker or other nominee form do not need to take any action in connection with the mandatory exchange.

"Meeting the requirements for the Nasdaq Global Market® demonstrates CollPlant’s growth, financial performance and stability,” said Yehiel Tal, CollPlant CEO. “The listing of our ordinary shares on the Nasdaq Global Market® and transition to trading of ordinary shares is designed to elevate our visibility within the institutional marketplace, eliminate ADS commission depositary fees for our shareholders, and enhance our ability to broaden our shareholder base with the goal of driving long-term shareholder value.”

A listing on the Nasdaq Global Market® is considered an indicator of status and success for companies that qualify for listing. Listed companies must satisfy stringent financial, liquidity and corporate governance requirements, both initially and on an ongoing basis.

3D bioprinted soft tissue implant with vascularization channels perfused with red ink. The implant was printed using 3D Systems' high resolution stereolithography bioprinter and BioInk that is based on CollPlant's rhCollagen.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant's proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. CollPlant recently entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 Contact at CollPlant:
Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600
Email: Eran@collplant.com